This submission is being made solely for the purpose of establishing a registration statement for Brighthouse Shield® Level II 3-Year Annuity, currently registered on Form S-3 as Registration No. 333-279302, under CIK 0002041679 for Brighthouse Life Insurance Co (RILA MVA) in contemplation of a future post-effective amendment, as directed by the SEC in Release No. 33-11294; 34-100450;IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”).